FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F ____                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated April 26, 2010 entitled, "CN reports Q1-2010 net income of C$511 million, or C$1.08 per diluted share. Excluding rail-line sale, adjusted Q1-2010 net income was C$380 million, or C$0.80 per diluted share.”

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2010 net income of C$511 million,
or C$1.08 per diluted share

Excluding rail-line sale, adjusted Q1-2010 net income
was C$380 million, or C$0.80 per diluted share

MONTREAL, April 26, 2010 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2010.

First-quarter 2010 highlights

•
Net income increased 21 per cent from the year-earlier quarter to C$511 million, with diluted earnings per share (EPS) rising 20 per cent to C$1.08. The results included an after-tax gain of C$131 million, or C$0.28 per diluted share, from a rail-line sale to a Toronto-area transit agency.

•	Excluding the gain on the rail-line sale, CN reported adjusted diluted first-quarter 2010 EPS of C$0.80, compared with adjusted diluted EPS of C$0.64 for the same quarter of 2009. (1)
•	Revenues increased six per cent to C$1,965 million, while carloadings rose 16 per cent and revenue ton-miles increased 14 per cent.
•	Operating income increased 25 per cent to C$603 million.
•	CN’s operating ratio was 69.3 per cent, compared with an adjusted operating ratio of 71.7 per cent for first-quarter 2009. (1)
•	Free cash flow increased to C$493 million from C$207 million for the year-earlier period. (1)

Claude Mongeau, president and chief executive officer, said: “I am very pleased with CN’s first-quarter results in terms of both earnings growth and free cash flow generation. We delivered a solid winter operating performance, allowing us to accommodate increased freight volumes at low incremental cost and significantly improve service to help our customers take advantage of the stronger than expected economic recovery.”

Revised 2010 outlook (2)
CN’s favorable first-quarter results and assumption of a stronger economic recovery going forward have led the Company to revise its 2010 earnings estimate upward, even though CN faces the prospect of a higher than anticipated Canadian dollar. In percentage terms, CN is now aiming for solid double-digit growth in 2010 adjusted diluted EPS over adjusted diluted EPS of C$3.24 in 2009, and expects free cash flow in the order of C$1 billion for the year. (1) CN’s revised 2010 free cash flow outlook is a result of the Company’s good first-quarter performance, its higher earnings forecast for the year, and cash proceeds from the Toronto rail-line sale.

Mongeau said: “Our team is building momentum. We are focused on operational excellence to drive network velocity and to innovate on the service front – our goal is to offer our customers a better transportation product to help them compete in their end markets. If the economy continues on its recovery trend, increased traffic levels and solid execution should help CN produce strong financial results for its shareholders in 2010 and beyond.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars, which is affected by exchange-rate fluctuations. On a constant currency basis, the fluctuation of the Canadian dollar relative to the U.S. dollar had the effect of reducing CN’s first-quarter net income by C$41 million, or C$0.09 per diluted share. (1)

First quarter 2010 revenues, traffic volumes and expenses
The six per cent rise in first-quarter revenues mainly resulted from higher freight volumes in all commodity groups as a result of improving economic conditions in North America and globally; a higher fuel surcharge owing to year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for automotive (48 per cent), coal (28 per cent), intermodal (10 per cent), metals and minerals (six per cent), and grain and fertilizers (four per cent). Revenues declined six per cent for petroleum and chemicals and five per cent for forest products.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased 14 per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased seven per cent from the first quarter of 2009, largely because of the negative translation impact of the stronger Canadian dollar. This was partially offset by the impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul.

Operating expenses for the first quarter of 2010 declined one per cent, largely because of the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses, the impact of costs related to the acquisition of the Elgin, Joliet and Eastern Railway Company that were recorded in the year-earlier quarter, and a reduction in equipment rents. These factors were partially offset by higher fuel costs and increased labor and fringe benefits expenses.

(1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2010 outlook.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.

Key assumptions

CN is revising its 2010 outlook, first issued on Jan. 26, 2010, in the news release announcing the Company’s fourth-quarter and full-year 2009 financial results.

Current 2010 outlook:
CN, in percentage terms, is aiming for solid double-digit growth in 2010 adjusted diluted EPS over adjusted diluted EPS of C$3.24 in 2009, with free cash flow for 2010 in the order of C$1 billion. This outlook is based on the following assumptions: 2010 North American industrial production increasing in the range of five per cent; U.S. housing starts to be about 675,000 units; low double-digit carload growth, along with pricing improvement of about 3.5 per cent; Canadian-U.S. exchange rate for the year to be in the range of par; the price of crude oil (West Texas Intermediate) to be about US$85; and plans to invest approximately C$1.6 billion in capital programs. In addition, CN continues to expect that U.S. motor vehicle sales will be approximately 11.5 million units for 2010. The Company also continues to assume the 2010/2011 Canadian grain-crop will be in line with the five-year average, and that in 2010 the crop will be complemented by a good carryover stock from 2009.

Previous 2010 outlook:
CN had previously aimed for double-digit growth in 2010 adjusted diluted EPS, with free cash flow in the order of C$700 million. Previous assumptions included 2010 North American industrial production increasing in the range of three to four per cent; U.S. housing starts to be about 750,000 units; high single-digit carload growth, along with pricing improvement of about four per cent; the Canadian-U.S. exchange rate in the range of C$0.95 to par; the price of crude oil (West Texas Intermediate) to be about US$75 to US$80 per barrel; and plans to invest approximately C$1.5 billion in capital programs.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended
	March 31

	2010	2009
	(Unaudited)
Revenues	$1,965	$1,859

Operating expenses
Labor and fringe benefits	470	454
Purchased services and material	258	291
Fuel	238	182
Depreciation and amortization	205	203
Equipment rents	60	82
Casualty and other	131	166
Total operating expenses	1,362	1,378

Operating income	603	481

Interest expense	(92)	(112)
Other income (Note 2)	162	161
Income before income taxes	673	530

Income tax expense (Note 6)	(162)	(106)
Net income	$511	$424

Earnings per share (Note 9)
Basic	$1.08	$0.91
Diluted	$1.08	$0.90

Weighted-average number of shares
Basic	471.0	468.3
Diluted	474.9	472.3
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	March 31	December 31	March 31
	2010	2009	2009
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$748	$352	$349
Accounts receivable (Note 3)	781	797	940
Material and supplies	235	170	273
Deferred income taxes	88	105	77
Other	95	66	138
	1,947	1,490	1,777

Properties	22,269	22,630	23,947
Intangible and other assets	1,166	1,056	1,787

Total assets	$25,382	$25,176	$27,511

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,229	$1,167	$1,280
Current portion of long-term debt	108	70	527
	1,337	1,237	1,807

Deferred income taxes	5,145	5,119	5,594
Other liabilities and deferred credits	1,199	1,196	1,371
Long-term debt	6,189	6,391	7,836

Shareholders' equity:
Common shares	4,301	4,266	4,188
Accumulated other comprehensive loss	(980)	(948)	(126)
Retained earnings	8,191	7,915	6,841
	11,512	11,233	10,903

Total liabilities and shareholders' equity	$25,382	$25,176	$27,511
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2010	2009
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,266	$4,179
Stock options exercised and other	56	9
Share repurchase program (Note 3)	(21)	-
Balance, end of period	$4,301	$4,188

Accumulated other comprehensive loss
Balance, beginning of period	$(948)	$(155)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(207)	251
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	199	(258)
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	1	1
Amortization of net actuarial loss included in net
periodic benefit cost (income)	1	-
Other comprehensive loss before income taxes	(6)	(6)
Income tax recovery (expense)	(26)	35
Other comprehensive income (loss)	(32)	29
Balance, end of period	$(980)	$(126)

Retained earnings
Balance, beginning of period	$7,915	$6,535
Net income	511	424
Share repurchase program (Note 3)	(108)	-
Dividends	(127)	(118)
Balance, end of period	$8,191	$6,841
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2010, the Company issued 1.6 million common shares as a result of stock options exercised and repurchased 2.3 million common shares under its current share repurchase program. At March 31, 2010, the Company had 470.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2010	2009
	(Unaudited)
Operating activities
Net income	$511	$424
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	205	203
Deferred income taxes	70	10
Gain on disposal of property (Note 2)	(152)	(157)
Other changes in:
Accounts receivable	(1)	1
Material and supplies	(67)	(53)
Accounts payable and other	101	(132)
Other current assets	1	36
Other	(71)	(14)
Cash provided from operating activities	597	318

Investing activities
Property additions	(134)	(187)
Acquisitions, net of cash acquired (Note 2)	-	(373)
Disposal of property (Note 2)	144	110
Other, net	7	4
Cash provided from (used by) investing activities	17	(446)

Financing activities
Issuance of long-term debt	-	1,440
Reduction of long-term debt	(18)	(1,272)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	52	2
Repurchase of common shares	(129)	-
Dividends paid	(127)	(118)
Cash provided from (used by) financing activities	(222)	52
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	4	12
Net increase (decrease) in cash and cash equivalents	396	(64)
Cash and cash equivalents, beginning of period	352	413
Cash and cash equivalents, end of period	$748	$349

Supplemental cash flow information
Net cash receipts from customers and other	$2,057	$1,904
Net cash payments for:
Employee services, suppliers and other expenses	(1,230)	(1,366)
Interest	(91)	(106)
Personal injury and other claims	(14)	(30)
Pensions	(100)	-
Income taxes	(25)	(84)
Cash provided from operating activities	$597	$318
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2010, December 31, 2009, and March 31, 2009, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2010 and 2009.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2009 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2009 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax), of which $46 million was incurred in the first quarter, were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 3 - Financing activities

Shelf prospectus and registration statement
The Company’s shelf prospectus and registration statement, filed in December 2007, expired in January 2010.

Revolving credit facility
As at March 31, 2010, the Company had letters of credit drawn on its US$1 billion revolving credit facility, expiring in October 2011, of $422 million ($421 million as at December 31, 2009). The Company did not have any outstanding borrowings under its commercial paper program (nil as at December 31, 2009).

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibility. The average servicing period is approximately one month. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
As at March 31, 2010, the Company had no receivables sold under this program (the Company had sold receivables that resulted in proceeds of $2 million and retained interest of approximately 10% recorded in Other current assets as at December 31, 2009).

Share repurchase program
In January 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
In the first quarter of 2010, the Company repurchased 2.3 million common shares for $129 million, at a weighted-average price of $56.08 per share.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. For the three months ended March 31, 2010, the Company recorded total compensation expense for awards under all plans of $40 million and $15 million for the same period in 2009. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2010 was $11 million and $4 million for the same period in 2009.

Cash settled awards
Following approval by the Board of Directors in January 2010, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at March 31, 2010, 0.2 million RSUs remained authorized for future grant under this plan.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the 2010 activity for all cash settled awards:

	RSUs		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted	0.5	-	-	-
Payout	-	(0.7)	-	-
Outstanding at March 31, 2010	2.0	-	-	1.6

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)	Total
						2003
Year of grant	2010	2009	2008	2007	2006	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Three months ended March 31, 2010	$5	$12	$10	$-	N/A	$9	$36
Three months ended March 31, 2009	N/A	$9	$1	$-	$(2)	$-	$8

Liability outstanding
March 31, 2010	$5	$25	$21	$-	N/A	$108	$159
December 31, 2009	N/A	$13	$11	$38	N/A	$102	$164

Fair value per unit
March 31, 2010 ($)	$39.43	$55.98	$54.55	N/A	N/A	$61.64	N/A

Fair value of awards vested during the period
Three months ended March 31, 2010	$-	$-	$-	$-	N/A	$1	$1
Three months ended March 31, 2009	N/A	$-	$-	$-	N/A	$1	$1

Nonvested awards at March 31, 2010
Unrecognized compensation cost	$14	$12	$3	$-	N/A	$1	$30
Remaining recognition period (years)	2.8	1.8	0.8	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$61.64	$61.64	$61.64	N/A	N/A	$61.64	N/A
Expected stock price volatility (5)	29%	31%	23%	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.8	1.8	0.8	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.96%	1.54%	0.72%	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.08	$1.08	$1.08	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at March 31, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2010, the Company granted 0.7 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2010, 11.6 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2010, including conventional and performance-accelerated options, was 8.0 million and 2.7 million, respectively.

The following table provides the activity of stock option awards in 2010. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on March 31, 2010 at the Company’s closing stock price of $61.64.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98
Granted	0.7	$54.70
Exercised	(1.6)	$25.74
Outstanding at March 31, 2010 (1)	10.7	$32.83	4.8	$308
Exercisable at March 31, 2010 (1)	8.4	$29.29	3.7	$272

(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2010	$2	$1	$1	$-	$-	$-	$4
Three months ended March 31, 2009	N/A	$5	$-	$1	$1	$-	$7

Fair value per unit
At grant date ($)	$13.07	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the period
Three months ended March 31, 2010	$-	$4	$3	$3	$3	$-	$13
Three months ended March 31, 2009	N/A	$-	$3	$3	$3	$3	$12

Nonvested awards at March 31, 2010
Unrecognized compensation cost	$7	$5	$2	$1	$-	$-	$15
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	-	N/A

Assumptions
Grant price ($)	$54.70	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.44%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three months ended March 31, 2010 and 2009, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended
	March 31
In millions	2010	2009
Service cost	$27	$22
Interest cost	208	222
Expected return on plan assets	(252)	(252)
Recognized net actuarial loss	1	1
Net periodic benefit (income)	$(16)	$(7)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended
	March 31
In millions	2010	2009
Service cost	$1	$1
Interest cost	3	4
Curtailment gain	-	(3)
Amortization of prior service cost	1	1
Recognized net actuarial gain	-	(1)
Net periodic benefit cost	$5	$2

In 2010, the Company expects to make total contributions of approximately $130 million for all its pension plans, of which $100 million was disbursed as at March 31, 2010.

Note 6 - Income taxes

The Company recorded income tax expense of $162 million for the quarter ended March 31, 2010 compared to $106 million for the same period in 2009. Included in the first quarter of 2009 was a deferred income tax recovery of $15 million resulting from the enactment of lower provincial corporate income tax rates.

Note 7 - Major commitments and contingencies

A. Commitments
As at March 31, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $766 million ($854 million as at December 31, 2009). In relation to the EJ&E acquisition, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addressed municipalities’ concerns, and additional conditions imposed by the Surface Transportation Board (STB). The Company also has agreements with fuel suppliers to purchase approximately 74% of the estimated remaining 2010 volume, 32% of its anticipated 2011 volume, 27% of its anticipated 2012 and 2013 volumes, and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm for occupational disease claims and non-occupational disease claims. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2010, the Company had aggregate reserves for personal injury and other claims of $354 million, of which $104 million was recorded as a current liability ($344 million as at December 31, 2009, of which $106 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at March 31, 2010, the Company had aggregate accruals for environmental costs of $99 million, of which $37 million was recorded as a current liability ($103 million as at December 31, 2009, of which $38 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2010, the maximum exposure in respect of these guarantees was $196 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2010, the maximum potential liability under these guarantees was $472 million, of which $411 million was for workers’ compensation and other employee benefits and $61 million was for equipment under leases and other. Of the $472 million of letters of credit and surety and other bonds, $422 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2010, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at March 31, 2010 and December 31, 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$22	$110	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,297	$6,991	$6,461	$7,152

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended
	March 31
In millions, except per share data	2010	2009

Net income	$511	$424

Weighted-average shares outstanding	471.0	468.3
Effect of stock options	3.9	4.0
Weighted-average diluted shares outstanding	474.9	472.3

Basic earnings per share	$1.08	$0.91
Diluted earnings per share	$1.08	$0.90

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was 0.1 million for the three months ended March 31, 2010 and 1.1 million for the corresponding period in 2009.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended
	March 31
	2010	2009
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,788	1,696
Gross ton miles (GTM) (millions)	83,990	73,557
Revenue ton miles (RTM) (millions)	44,080	38,691
Carloads (thousands)	1,108	954
Route miles (includes Canada and the U.S.)	20,910	21,104
Employees (end of period)	21,747	22,083
Employees (average for the period)	21,481	22,260

Productivity

Operating ratio (%)	69.3	74.1
Rail freight revenue per RTM (cents)	4.06	4.38
Rail freight revenue per carload ($)	1,614	1,778
Operating expenses per GTM (cents)	1.62	1.87
Labor and fringe benefits expense per GTM (cents)	0.56	0.62
GTMs per average number of employees (thousands)	3,910	3,304
Diesel fuel consumed (US gallons in millions)	91	85
Average fuel price ($/US gallon)	2.39	1.98
GTMs per US gallon of fuel consumed	923	865

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.67	1.29
Accident rate per million train miles (2)	1.88	2.13

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	35.4	43.4
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2010	2009	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	321	340	(6%)
Metals and minerals	210	198	6%
Forest products	288	302	(5%)
Coal	132	103	28%
Grain and fertilizers	372	357	4%
Intermodal	351	319	10%
Automotive	114	77	48%
Total rail freight revenues	1,788	1,696	5%
Other revenues	177	163	9%
Total revenues	1,965	1,859	6%

Revenue ton miles (millions)
Petroleum and chemicals	7,864	7,527	4%
Metals and minerals	3,904	3,252	20%
Forest products	7,176	6,614	8%
Coal	4,326	2,841	52%
Grain and fertilizers	12,114	10,558	15%
Intermodal	8,065	7,476	8%
Automotive	631	423	49%
	44,080	38,691	14%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.06	4.38	(7%)
Commodity groups:
Petroleum and chemicals	4.08	4.52	(10%)
Metals and minerals	5.38	6.09	(12%)
Forest products	4.01	4.57	(12%)
Coal	3.05	3.63	(16%)
Grain and fertilizers	3.07	3.38	(9%)
Intermodal	4.35	4.27	2%
Automotive	18.07	18.20	(1%)

Carloads (thousands)
Petroleum and chemicals	134	128	5%
Metals and minerals	240	180	33%
Forest products	103	100	3%
Coal	110	90	22%
Grain and fertilizers	146	132	11%
Intermodal	326	292	12%
Automotive	49	32	53%
	1,108	954	16%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,614	1,778	(9%)
Commodity groups:
Petroleum and chemicals	2,396	2,656	(10%)
Metals and minerals	875	1,100	(20%)
Forest products	2,796	3,020	(7%)
Coal	1,200	1,144	5%
Grain and fertilizers	2,548	2,705	(6%)
Intermodal	1,077	1,092	(1%)
Automotive	2,327	2,406	(3%)

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the three months ended March 31, 2010, the Company reported adjusted net income of $380 million, or $0.80 per diluted share. The adjusted figures exclude the gain on sale of the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).  During the three months ended March 31, 2009, the Company reported adjusted net income of $302 million, or $0.64 per diluted share. The adjusted figures exclude the EJ&E acquisition-related costs of $46 million, or $28 million after-tax ($0.06 per diluted share), the gain on sale of the Weston subdivision of $157 million, or $135 million after-tax ($0.29 per diluted share) and a deferred income tax recovery of $15 million ($0.03 per diluted share) resulting from the enactment of lower provincial corporate income tax rates.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2010 and 2009, to the adjusted performance measures presented herein.

	Three months ended			Three months ended
	March 31, 2010			March 31, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,965	$-	$1,965	$1,859	$-	$1,859
Operating expenses	1,362	-	1,362	1,378	(46)	1,332
Operating income	603	-	603	481	46	527
Interest expense	(92)	-	(92)	(112)	-	(112)
Other income	162	(152)	10	161	(157)	4
Income before income taxes	673	(152)	521	530	(111)	419
Income tax expense	(162)	21	(141)	(106)	(11)	(117)
Net income	$511	$(131)	$380	$424	$(122)	$302
Operating ratio	69.3%		69.3%	74.1%		71.7%
Basic earnings per share	$1.08	$(0.28)	$0.80	$0.91	$(0.26)	$0.65
Diluted earnings per share	$1.08	$(0.28)	$0.80	$0.90	$(0.26)	$0.64

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $493 million of free cash flow for the three months ended March 31, 2010 compared to $207 million for the same period in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended
	March 31
In millions	2010	2009

Cash provided from operating activities	$597	$318
Cash provided from (used by) investing activities	17	(446)
Cash provided (used) before financing activities	614	(128)

Adjustments:
Change in accounts receivable securitization	2	68
Dividends paid	(127)	(118)
Acquisition of EJ&E	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	4	12
Free cash flow	$493	$207

Constant currency

The press release makes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results in US dollars at the foreign exchange rate (1.2443) of the comparable period of the prior year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Actual foreign currency translation impact on net income in terms of basic or diluted earnings per share	$0.04
Constant currency rate applied to the increase in US dollar net income in the first quarter of
2010 when compared to the first quarter of 2009	0.05
Impact on 2010 net income in terms of basic or diluted earnings per share using constant currency	$0.09

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 26, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel